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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                  UbiquiTel Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    903474302
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Deephaven Capital Management LLC
                                Attn:  Thomas Wagner
                            130 Cheshire Lane, Suite 102
                               Minnetonka, MN  55305
                                   952-249-5657
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    May 24, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903474302                    13D                   Page___ of __ Pages



This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on May 11, 2006 by Deephaven Capital Management LLC ("Deephaven"), a Delaware limited liability company and Deephaven Event Trading Ltd. (the "Event Fund"), a Cayman Islands exempted company (collectively the "Reporting Person"), relating to the common stock of UbiquiTel Inc.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Item 4. is hereby amended and supplemented by adding thereto the following:

        On May 24, 2006, the Reporting Person delivered an additional letter to the Board, which included a proposal containing a slate of nominees to the Board of Directors to be presented at the upcoming annual meeting.

        The Reporting Person is nominating the follwoign persons (the "Nominees") for the election to the Board at the annual meeting:

        Edmond J. Thomas
        Matthew Halbower
        Mark H. Rose


        Edmond J. Thomas

        Mr. Thomas has been a policy advisor and partner at Harris, Wiltshire & Grannis, LLP since September 2005. From February 2002 to June 2005, he served as the Chief Engineer of the Federal Communications Commission. From March 2000 to February 2002, Mr. Thomas served as President and CEO of MMRadiolink, a manufacturer of millimeter wave digital radio equipment based in the U.K. From March 1998 to June 1999, Mr. Thomas served as President and CEO of RSL USA, an international telecommunications company and prior to that he was President of Science and Technology at Bell Atlantic. He has also served on the academic advisory boards of the University of Colorado, the Polytechnic University and the State University of New York College of Technology. Mr. Thomas is 63 years old.

        In connection with Mr. Thomas' service as a Nominee, Deephaven Capital Management LLC entered into an Indemnification Agreement and a Retention Agreement with Mr. Thomas, each dated as of May 24, 2006. The Indemnification Agreement provides that Deephaven Capital Management will indemnify Mr. Thomas against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf of Mr. Thomas, and expenses incurred by Mr. Thomas in connection with any proceeding by reason of the fact that Mr. Thomas is or was serving at the request of Deephaven Capital Management as a Nominee. The Indemnification Agreement only covers Mr. Thomas' service as a Nominee and not, if elected, as a director of the Company. The Retention Agreement provides for compensation to Mr. Thomas in the amount of $25,000 for his agreeing to serve as a Nominee. The compensation provided by the Retention Agreement is only for service as a Nominee and not, if elected, as a director of the Company.


        Matthew Halbower

        Mr. Halbower has been a portfolio manager at Deephaven Capital Management LLC since November 2001 and the portfolio manager of Deephaven Event Trading Ltd. since April 2004. From January 2000 to July 2001, he was a portfolio manager at Citadel Investment Group. Mr. Halbower is 37 years old.

        As an employee of Deephaven Capital Management, Mr. Halbower is entitled to indemnification from Deephaven Capital Management in connection with any proceeding by reason of the fact that Mr. Halbower is or was serving at the request of Deephaven Capital Management as a Nominee.

        Mr. Halbower does not directly own any shares of common stock of the Company. However, because of his position at Deephaven Capital Management, as described above, Mr. Halbower may be deemed to be an indirect beneficial owner of the Shares.


        Mark H. Rose

        Mr. Rose has been a research analyst and assistant portfolio manager at Deephaven Capital Management LLC since February 2005. He was a research analyst and fund manager at Providence Capital from August 2003 to February 2005. From June 2002 to August 2003, Mr. Rose was a credit derivative sales specialist at Goldman, Sachs & Co. From September 1999 to June 2002, he was a research analyst covering the telecommunications industry at Goldman, Sachs. Mr. Rose is 39 years old.

        As an employee of Deephaven Capital Management, Mr. Rose is entitled to indemnification from Deephaven Capital Management in connection with any proceeding by reason of the fact that Mr. Rose is or was serving at the request of Deephaven Capital Management as a Nominee.

        Mr. Rose does not directly own any shares of Common Stock of the Company. However, because of his position at Deephaven Capital Management, as described above, Mr. Rose may be deemed to be an indirect beneficial owner of the Shares.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      May 25, 2006
                                        ________________________________________
                                                         (Date)


                                                   /s/ Thomas Wagner
                                        ________________________________________
                                                       (Signature)


                                                 Chief Compliance Officer
                                        ________________________________________
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).